SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 AMENDMENT No. 1
                                       TO
                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                              -----------------------

                RAL INCOME + EQUITY GROWTH V LIMITED PARTNERSHIP
                            (Name of Subject Company)


                     MACKENZIE PATTERSON SPECIAL FUND, L,P.
                    MACKENZIE PATTERSON SPECIAL FUND 3, LLC
                        CFS SECONDARY MARKET FUND, LTD.
                ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, L.P.
              ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.
                               PEACHTREE PARTNERS
                                (Bidders)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                              -----------------------

                                             Copy to:
C.E. Patterson                               Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                    Derenthal & Dannhauser
1640 School Street                           455 Market Street, Suite 1600
Moraga, California  94556                    San Francisco, California  94105
(925) 631-9100                               (415) 243-8070

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)



ral5zip/ral98.edg
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CUSIP NO.   None                  14D-1                      Page 2 of 12 Pages



1.  Name of Reporting Person
    S.S. or I.R.S. Identification Nos. of Above Person

            MACKENZIE PATTERSON SPECIAL FUND, L.P.

2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

                                                           (a)      __
                                                           (b)      x

3.  SEC Use Only

4.  Sources of Funds (See Instructions)

            WC

5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)
                                                                   --

6.  Citizenship or Place of Organization

            California

7.  Aggregate Amount Beneficially Owned by Each Reporting Person  443.5


8.  Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                             --

9.  Percent of Class Represented by Amount in Row (7)                  4.5%


10. Type of Reporting Person (See Instructions)

            PN


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


CUSIP NO.   None                  14D-1                      Page 3 of 12 Pages



1.  Name of Reporting Person
    S.S. or I.R.S. Identification Nos. of Above Person

            CFS SECONDARY MARKET FUND, LTD.

2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

                                                           (a)      __
                                                           (b)      x

3.  SEC Use Only

4.  Sources of Funds (See Instructions)

            WC

5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)
                                                                   --

6.  Citizenship or Place of Organization

            California

7.  Aggregate Amount Beneficially Owned by Each Reporting Person  443.5


8.  Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                             --

9.  Percent of Class Represented by Amount in Row (7)                  4.5%


10. Type of Reporting Person (See Instructions)

            PN


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



CUSIP NO.   None                  14D-1                      Page 4 of 12 Pages



1. Name of Reporting Person
   S.S. or I.R.S. Identification Nos. of Above Person

           MACKENZIE PATTERSON SPECIAL FUND 3, LLC

2. Check the Appropriate Box if a Member of a Group
   (See Instructions)

                                                                    (a)      __
                                                                    (b)      x

3. SEC Use Only

4. Sources of Funds (See Instructions)

           WC

5. Check if Disclosure of Legal Proceedings is
   Required Pursuant to Items 2(e) or 2(f)
                                                                            --

6. Citizenship or Place of Organization

           California

7. Aggregate Amount Beneficially Owned by Each Reporting Person  443.5


8. Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                            --

9. Percent of Class Represented by Amount in Row (7)                  4.5%


10.Type of Reporting Person (See Instructions)

                     OO


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



CUSIP NO.   None                  14D-1                      Page 5 of 12 Pages



1. Name of Reporting Person
   S.S. or I.R.S. Identification Nos. of Above Person

           PEACHTREE PARTNERS

2. Check the Appropriate Box if a Member of a Group
   (See Instructions)

                                                                    (a)      __
                                                                    (b)      x

3. SEC Use Only

4. Sources of Funds (See Instructions)

           WC

5. Check if Disclosure of Legal Proceedings is
   Required Pursuant to Items 2(e) or 2(f)
                                                                            --

6. Citizenship or Place of Organization

           Arizona

7. Aggregate Amount Beneficially Owned by Each Reporting Person  0


8. Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                            --

9. Percent of Class Represented by Amount in Row (7)                  0%


10.Type of Reporting Person (See Instructions)

                     PN


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

CUSIP NO.   None                 14D-1                       Page 6 of 12 Pages



1. Name of Reporting Person
   S.S. or I.R.S. Identification Nos. of Above Person

           ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.

2. Check the Appropriate Box if a Member of a Group
   (See Instructions)

                                                                   (a)      __
                                                                   (b)      x

3. SEC Use Only

4. Sources of Funds (See Instructions)

           WC

5. Check if Disclosure of Legal Proceedings is
   Required Pursuant to Items 2(e) or 2(f)
                                                                            --

6. Citizenship or Place of Organization

           Florida

7. Aggregate Amount Beneficially Owned by Each Reporting Person  443.5


8. Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                           --

9. Percent of Class Represented by Amount in Row (7)                  4.5%


10.Type of Reporting Person (See Instructions)

           PN



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


CUSIP NO.   None                   14D-1                     Page 7 of 12 Pages



1. Name of Reporting Person
   S.S. or I.R.S. Identification Nos. of Above Person

           ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, L.P.

2. Check the Appropriate Box if a Member of a Group
   (See Instructions)

                                                                    (a)      __
                                                                    (b)      x

3. SEC Use Only

4. Sources of Funds (See Instructions)

           WC

5. Check if Disclosure of Legal Proceedings is
   Required Pursuant to Items 2(e) or 2(f)
                                                                           --

6. Citizenship or Place of Organization

           Florida

7. Aggregate Amount Beneficially Owned by Each Reporting Person  443.5


8. Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                            --

9. Percent of Class Represented by Amount in Row (7)                  4.5%


10. Type of Reporting Person (See Instructions)

                     PN



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




Item 1.      Security and Subject Company.

             (a) This Schedule relates to limited partnership interests (the "Units") of RAL Income + Equity Growth V Limited Partnership (the "Issuer"), the subject company. The address of the Issuer's principal executive offices is:
20875 Crossroads Circle, Suite 800, Waukesha, Wisconsin 53186.

     (b) This Schedule relates to the offer by MacKenzie Patterson Special Fund, L.P., MacKenzie Patterson Special Fund 3, LLC, CFS Secondard Market Fund, Ltd., Accelerated High Yield Institutional Investors, L.P., Accelerated High Yield Institutional Fund I, L.P. and Peachtree Partners (together the "Purchasers"), to purchase up to 2,465 Units for cash at a price equal to $475 per Unit less the amount of any distributions made or declared with respect to the Units between May 6, 1998 and June 5, 1998, or such later date to which the Purchasers may extend the offer, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 6, 1998 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Issuer had 9,866 Units outstanding as of December 31, 1997, according to its annual report on Form 10-K for the year then ended.

             (c) The information set forth under the captions "Introduction - Establishment of the Offer Price" and "Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

Item 2.      Identity and Background.

             (a)-(d) The information set forth in "Introduction," "Certain Information Concerning the Purchasers" and in Schedule I of the Offer to Purchase is incorporated herein by reference.

             (e)-(g) The information set forth in "Certain Information Concerning the Purchasers" and Schedule I in the Offer to Purchase is incorporated herein by reference. Other than as set forth in the Offer to Purchase, during the last five years, neither the Purchasers nor, to the best of the knowledge of the Purchasers, any person named on Schedule I to the Offer to Purchaser nor any affiliate of the Purchasers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

Item 3.    Past Contacts, Transactions or Negotiations with the Subject Company.

     (a)-(b) See the discussion of Section 11 of the Offer to Purchase under the caption "Certain Information Concerning the Purchasers" for information concerning purchases of Units by certain of the Purchasers and their affiliates. Other than the foregoing, since January 1, 1994, there have been no transactions between any of the persons identified in Item 2 and the Issuer or, to the knowledge of the Purchaser, any of the Issuer's affiliates or general partners, or any directors or executive officers of any such affiliates or general partners.


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                                        8

Item 4.      Source and Amount of Funds or Other Consideration.

             (a) The information set forth under the caption "Source of Funds" of the Offer to Purchase is incorporated herein by reference.

             (b)-(c) Not applicable.

Item 5.      Purpose of the Tender Offer and Plans or Proposals of the Bidder.


             (a)-(e) and (g) The information set forth in Section 8 under the caption "Future Plans" in the Offer to Purchase is incorporated herein by reference.


             (f)     Not applicable.

Item 6.      Interest in Securities of the Subject Company.

             (a) and (b) The information set forth in "Certain Information Concerning the Purchasers" of the Offer to Purchase is incorporated herein by reference.


Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

             The information set forth in "Certain Information Concerning the Purchasers" of the Offer to Purchase is incorporated herein by reference.

Item 8.      Persons Retained, Employed or To Be Compensated.

             None.

Item 9.      Financial Statements of Certain Bidders.

             Not applicable.

Item 10.     Additional Information.

             (a)     None.

             (b)-(c) The information set forth in "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

             (d)     None.

             (e)     None.

             (f) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively, and which are incorporated herein in their entirety by reference.

Item 11.     Material to be Filed as Exhibits.

             (a)(1)  Offer to Purchase dated May 6, 1998

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                                        9

             (a)(2)  Letter of Transmittal.

             (a)(3)  Form of Letter to Unitholders dated May 6, 1998

             (b)-(f) Not applicable.

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                                        10

                                   SIGNATURES


             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:       May 31, 1998


MACKENZIE PATTERSON SPECIAL FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/C. E. Patterson
                        C. E. Patterson, President


MACKENZIE PATTERSON SPECIAL FUND 3, LLC

By MacKenzie Patterson, Inc., Managing Member

             By:    /s/ C. E. Patterson
                        C. E. Patterson, President

CFS SECONDARD MARKET FUND, LTD.

By /s/ William Cousins
       William Cousins, General Partner

ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/C. E. Patterson
                        C. E. Patterson, President


ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/C. E. Patterson
                        C. E. Patterson, President

PEACHTREE PARTNERS

By: /s/ Ira Gaines
        Ira Gaines, Partner



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                                        11

                                  EXHIBIT INDEX


Exhibit              Description                                           Page

(a)(1)       Offer to Purchase dated May 6, 1998

(a)(2)       Letter of Transmittal.

(a)(3)       Form of Letter to Unitholders dated May 6, 1998



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                                       12